CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES FURTHER DETAILS REGARDING SHARE SPLIT
CALGARY, ALBERTA – MAY 3, 2024 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited ("Canadian Natural") announced today that it has set June 3, 2024 as the record date (the "Record Date") for the previously announced two for one split of its common shares (the "Share Split"). The Share Split was approved by shareholders of Canadian Natural at its annual and special meeting of shareholders held on May 2, 2024. On June 10, 2024 (the "Payment Date"), shareholders of record as of the close of business on the Record Date will receive one additional share for every one common share held.
As of the close of markets on May 2, 2024, Canadian Natural had 1,068,104,423 common shares issued and outstanding. Adjusted for the Share Split, there would have been 2,136,208,846 common shares issued and outstanding.
The Share Split will not dilute shareholders' equity and there will be no change to the interest, rights or privileges of common shares. It is believed that the Share Split will encourage greater market liquidity for Canadian Natural's common shares and provide opportunities for ownership of Canadian Natural's common shares by a wider group of investors.
The Toronto Stock Exchange (the "TSX") and the New York Stock Exchange ("NYSE") have determined that the common shares will trade on a due bill basis from June 3, 2024 (the Record Date) to June 10, 2024, inclusive (the "Due Bill Trading Period"). A due bill is an entitlement attached to listed securities undergoing a material corporate action, such as the Share Split. Any trades that are executed during the Due Bill Trading Period will be flagged to ensure purchasers receive the entitlement to the additional common shares issuable as a result of the Share Split. The common shares will commence trading on a split-adjusted basis on June 11, 2024 (the ex-distribution trading date), as of which date purchases of common shares will no longer have the attaching entitlement to the additional common share. The due bill redemption date will be June 11, 2024.
No action is required by shareholders in connection with the Share Split. Existing share certificates representing common shares of Canadian Natural will remain effective and should be retained by shareholders and should not be forwarded to Canadian Natural or Computershare Investor Services Inc. ("Computershare"). Computershare will electronically issue the appropriate number of common shares to CDS Clearing and Depository Services Inc. and the Depository Trust Company for distribution to non-registered (beneficial) shareholders. Non-registered shareholders who hold their common shares in an account with their investment dealer or other intermediary will have their accounts automatically updated to reflect the Share Split in accordance with the applicable brokerage account providers' procedures. On or about June 10, 2024, Computershare will send out certificates representing the additional common shares issued to registered shareholders as a result of the Share Split.
The Share Split is not expected to result in taxable income or in any gain or loss to shareholders for Canadian federal income tax purposes. Shareholders are advised to consult with their own tax advisors for further information. All share and per share data for future periods will reflect the Share Split. Canadian Natural's equity-based compensation plans as well as its normal course issuer bid will be adjusted to reflect the Share Split.
Certain information regarding the Company contained herein, including but not limited to the Share Split, the Record Date, the Payment Date, the due bill trading dates, the ex-distribution date, the due bill redemption date and the Canadian federal income tax consequences of the Share Split, constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com

Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED T (403) 517-6700 F (403) 517-7350 E ir@cnrl.com 2100, 855 - 2 Street S.W. Calgary, Alberta, T2P 4J8 www.cnrl.com

SCOTT G. STAUTH President MARK A. STAINTHORPE Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein, including but not limited to the Share Split, the Record Date, the Payment Date, the due bill trading dates, the ex-distribution date, the due bill redemption date and the Canadian federal income tax consequences of the Share Split, constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com